Exhibit 99.3

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009
(In United States dollars unless stated otherwise)

1.	INTRODUCTION

This discussion and analysis of financial position, results of operations (“MD&A”) and cash flows of Entrée Gold Inc. (the “Company”) should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2009.  Additional information relating to the Company, including the Company’s Annual Information Form is available on SEDAR at www.sedar.com. The effective date of this MD&A is March 31, 2010. The annual financial statements accompanying this MD&A have been prepared by the Company in conformity with generally accepted accounting principles in the United States of America (“US GAAP”).

In this MD&A, all dollar amounts are expressed in United States dollars, unless otherwise specified such as “Cdn $” or “C$” for Canadian dollars.  All references to "common shares" refer to the common shares in the Company’s capital stock.

As used in this MD&A, the terms "we", "us", "our", the “Company” and "Entrée" mean Entree Gold Inc. and the Company’s wholly-owned subsidiaries, unless otherwise indicated. Entrée’s principal wholly-owned subsidiary companies are:

•	Entrée LLC, a Mongolian limited liability company,
•	Entrée Resources LLC, a Mongolian limited liability company,
•	Entrée U.S. Holdings Inc., a British Columbia corporation;
•	Entrée Gold (US) Inc., an Arizona corporation,
•	Beijing Entrée Minerals Technology Company Limited, a wholly-foreign owned enterprise (WFOE) in China; and,
•	Entrée Australia Pty Ltd., an Australian corporation.

This MD&A contains forward-looking statements.  These statements relate to future events or future financial performance.  In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology.  These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors” that may cause the Company’s or the mining industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are made as of the date of this MD&A and we do not intend to update such forward-looking statements, except as required by law.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements.

Robert Cann, P.Geo., Entrée’s Vice-President, Exploration and a Qualified Person as defined by National Instrument 43-101, is responsible for the preparation of technical information in this MD&A.

2.	OVERVIEW

We are an exploration stage resource company engaged in exploring mineral resource properties.  We have exploration properties in Mongolia, the United States, China, and Canada.

MONGOLIA

In Mongolia, the Company holds two mining licences and one mineral exploration licences granted by the Mineral Resources Authority of Mongolia through wholly-owned subsidiary companies. The two mining licences (Shivee Tolgoi and Javhlant) have been registered in the name of our Mongolian subsidiary Entrée LLC.  Entree’s exploration licence (Togoot) is registered in the name of Entrée Resources LLC.  Entrée is actively working on converting all or a portion of the Togoot Licence to a mining licence.  The Togoot Licence is contiguous to the Shivee Tolgoi Licence.  The three licences, Shivee Tolgoi, Togoot and Javhlant, comprise the Lookout Hill property

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009
(In United States dollars unless stated otherwise)

      Limited work on the Company’s Manlai property was completed in 2009 and the Manlai exploration licence was returned to the Mongolian government in January 2010.

The Lookout Hill Property

The beneficial ownership of the Shivee Tolgoi, Javhlant and Togoot licences which comprise Lookout Hill is divided between Entrée and the Entrée-Ivanhoe Joint Venture as described below:

•
The Entrée-Ivanhoe Joint Venture beneficially holds 39,864 hectares consisting of the eastern portion of Shivee Tolgoi and all of Javhlant (“Joint Venture Property”) and is governed by a joint venture agreement between Entrée and Oyu Tolgoi LLC (a subsidiary of Ivanhoe Mines Ltd. formerly known as Ivanhoe Mines Mongolia Inc. XXK), (collectively, “Ivanhoe Mines”). The Joint Venture Property is contiguous with, and on three sides (to the north, east and south) surrounds, Ivanhoe Mines’ Oyu Tolgoi Project.  The Joint Venture Property hosts the Hugo North Extension Deposit and the Heruga Deposit.

•
The portion of Lookout Hill outside of the Joint Venture Property (“Lookout Hill West”) covers an area of 139,726 hectares and includes the western portion of Shivee Tolgoi which is not subject to the Entrée-Ivanhoe Joint Venture (“Shivee West”) and all of Togoot.

The illustration below depicts the different areas of Lookout Hill:

MONGOLIA
Khar Suul
Nomkhon Bohr
Togoot Exploration Licence (3136X)
Coking Flats
Ukhaa Tolgod
Ring Dyke
Bayan Ovoo
Shivee Tolgoi Mining Licence (15226A)
Altan Khulan
Zone III
Zone I/II
Shivee West Target Area
Khoyor Mod
GGMM
Tom Bogd
BZ Moly
Shivee Tolgoi Mining Licence (15226A)
Ulaan Khud
HUGO NORTH EXTENSION DEPOSIT
Oyu Tolgoi Trend
Oyu Tolgoi Project
HERUGA DEPOSIT
Javhlant Mining Licence (15225A)
LEGEND
Copper Prospects
Gold Prospects
Molybdenum Prospects
Coal Prospects
Mineral Deposits
Lookout Hill West
100% Entrée (~139,000 hectares)
Entrée - Ivanhoe Joint Venture Property (~40,000 hectares)
LOOKOUT HILL PROPERTY
N
0
10 km
SCALE

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009
(In United States dollars unless stated otherwise)

Entree-Ivanhoe Joint Venture

An important development in the Company’s history began in October 2004 when Entrée entered into an arm’s-length Equity Participation and Earn-In Agreement (the “Earn-In Agreement”) with Ivanhoe Mines, title holder of the Oyu Tolgoi copper-gold project.  The Oyu Tolgoi mining licence is located adjacent to and is surrounded by Entrée’s Lookout Hill property, as illustrated in the map above.  The Earn-In Agreement was subsequently assigned to a subsidiary of Ivanhoe Mines Ltd., Oyu Tolgoi LLC.

The Earn-in Agreement provided that Ivanhoe Mines would have the right, subject to certain conditions outlined in the Earn-in Agreement, to earn a participating interest in a mineral exploration project and, if warranted, a development and mining project on a portion of the Lookout Hill property (“Entrée-Ivanhoe Project Property”).  Under the Earn-in Agreement, Ivanhoe Mines would conduct exploration activities in an effort to determine if the Oyu Tolgoi mineralized system extended onto the Entrée-Ivanhoe Project Property.  Following execution of the Earn-in Agreement Ivanhoe Mines undertook an aggressive exploration program, which eventually confirmed the presence of two resources on Lookout Hill within the Entrée-Ivanhoe Project Property: the Hugo North Extension indicated and inferred resource to the north of Oyu Tolgoi and the inferred resource of the Heruga Deposit to the south of Oyu Tolgoi.

As of June 30, 2008, Ivanhoe Mines had expended a total of $35 million on exploration on the Entrée-Ivanhoe Project Property and in accordance with the Earn-In Agreement, Entrée and Ivanhoe Mines formed the Entrée-Ivanhoe Joint Venture.  By expending over US$35 million in exploration and development, Ivanhoe Mines earned an 80% interest in minerals deeper than 560 metres extracted from below the surface on the Joint Venture Property and a 70% interest in minerals above that elevation.

Under the terms of the Entrée-Ivanhoe Joint Venture, Entrée may be carried through to production, at its election, by debt financing from Ivanhoe Mines with interest accruing at Ivanhoe Mines’ actual cost of capital or prime +2%, whichever is less, at the date of the advance.  Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from its sale of product.  Such amounts will be applied first to payment of accrued interest and then to repayment of principal.  Available cash flow means all net proceeds of sale of Entrée’s share of products in a month less Entrée’s share of costs of operations for the month.

The Entrée-Ivanhoe Project Property is now known as the Joint Venture Property.  As of the year ended December 31, 2009, the Entrée-Ivanhoe Joint Venture expended approximately $2.5 million on the Joint Venture Property. Ivanhoe Mines has contributed Entrée’s 20% portion of the expenditures as an advance against future earnings.

Certain of Ivanhoe Mines' rights and obligations under the Earn-In Agreement, including a right to nominate one member of Entrée’s Board of Directors, a pre-emptive right to enable them to preserve their ownership percentage in the Company, and an obligation to vote their shares as Entrée’s Board of Directors directs on certain matters, expired with the formation of the joint venture.  Ivanhoe Mines’ right of first refusal to the remainder of Lookout Hill is maintained with the formation of the joint venture.

Investment Agreement

On 6 October 2009, Ivanhoe Mines, Oyu Tolgoi LLC and Rio Tinto International Holdings Ltd. signed the Investment Agreement with the Mongolian government.  The Investment Agreement regulates the relationship between these parties and stabilises the long term tax, legal, fiscal, regulatory and operating environment to support the development of the Oyu Tolgoi Project.  The contract area defined in the Investment Agreement includes the Javhlant and Shivee Tolgoi mining licences, including Shivee West which is 100% owned by Entrée and not currently subject to the Entrée-Ivanhoe Joint Venture. Conditions precedent, which were incorporated into the Investment Agreement and were satisfied within six months of the signing date, on March 31, 2010.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009
(In United States dollars unless stated otherwise)

The Investment Agreement specifies that Ivanhoe Mine’s Oyu Tolgoi licences and Ivanhoe’s interest in the Entrée-Ivanhoe Joint Venture Property, as specified in the contract area, will be held by OT LLC, a Mongolian subsidiary company owned 34% by the Mongolian government and 66% by Ivanhoe Mines.

Investment by Ivanhoe Mines and Rio Tinto in Entrée Gold Inc.

At December 31, 2009, Ivanhoe Mines owned approximately 14.2% of Entrée’s issued and outstanding shares.

At December 31, 2009, Rio Tinto owned approximately 15.4% of Entrée’s issued and outstanding shares.

Investment by Rio Tinto in Ivanhoe Mines

Rio Tinto announced in October 2009 that it had notified Ivanhoe Mines that it intended to complete the Tranche 2 private placement financing (as defined within the agreement from October 2006).  With the completion of this financing, which totalled US$388 million, on October 29, 2009, Rio Tinto increased its equity ownership in Ivanhoe Mines to 19.7%.  In February 2010, Ivanhoe Mines announced that Rio Tinto, through subsidiaries, had agreed to invest a further $232,400,000 to acquire 15,000,000 common shares in satisfaction of the purchase price for key mining and milling equipment for the Oyu Tolgoi mining complex.  The investment in February increased Rio Tinto’s ownership, through its subsidiaries, to 22.4% of Ivanhoe Mines outstanding common shares.

UNITED STATES

In July 2009, the Company entered into an agreement with HoneyBadger Exploration Inc. (“HoneyBadger”) to explore for and develop porphyry copper targets in the Yerington porphyry copper district of western Nevada. Under the terms of the agreement, Entrée may acquire up to an 80% interest in a portion of the Yerington West Project, known as the Blackjack Property.  Entrée may exercise a first option to acquire 51% after incurring minimum expenditures of $900,000 in the first year of exploration and issuing 37,500 shares and reimbursing HoneyBadger for up to $206,250 of expenditures previously incurred on the property.  If results from the initial exploration program are encouraging, the Company may elect to increase its interest by a further 29% (to 80% in total) by making payments of $375,000 and issuing 375,000 shares within 3 years.  Entrée has committed to carry HoneyBadger through the completion of 10,000 metres of drilling.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009
(In United States dollars unless stated otherwise)

In September, 2009, the Company entered into an agreement with Bronco Creek Exploration Inc. (“Bronco Creek”), a private exploration company based in Arizona, to explore for and develop porphyry copper targets in the Yerington district of western Nevada.  Bronco Creek has assembled a land package of 214 claims covering over 1,760 hectares (4,350 acres) known as the Roulette Property.  The Roulette Property adjoins and is directly south of the Blackjack Property currently under option with HoneyBadger. Under the terms of the agreement with Bronco Creek, Entrée may acquire an 80% interest in the Roulette Property by incurring expenditures of $1,000,000, making cash payments of US$140,000 and issuing 85,000 shares within three years.  The minimum expenditure required in Year 1 is US$300,000, along with cash payments totaling US$90,000 and issuance of 72,500 shares.

In August 2007, the Company entered into an agreement with Empirical Discovery LLC (“Empirical”) to explore for and develop porphyry copper targets in southeastern Arizona and adjoining southwestern New Mexico.  The Company has achieved exploration success with the discovery of porphyry copper-gold mineralization near Lordsburg, New Mexico in an area previously known only for vein-style gold mineralization.

In January 2008, the Company entered into an additional agreement with Empirical to explore for and develop porphyry copper targets within a specified area around Bisbee, Arizona.  This agreement is separate from the August 2007 agreement with Empirical.

CHINA

In November 2007, the Company entered into an earn-in agreement with the Zhejiang No. 11 Geological Brigade to acquire a 78% interest in the Huaixi property in Zhejiang Province in Southeast China.

CANADA

In September 2009, the Company reached an agreement with Taiga Consultants Ltd. to acquire the Crystal Property, an early-stage copper-molybdenum target.  The property is located approximately 120 kilometres west-southwest of Prince George, British Columbia and about 50 kilometres southeast of Thompson Creek’s Endako Mine. Entrée may acquire a 100% interest, subject to a 1% NSR royalty, in the Crystal Property after completing C$500,000 in exploration expenditures and issuing 100,000 shares. One half of the NSR can be purchased by the Company for C$500,000.

POTENTIAL ACQUISITION

On November 29, 2009, the Company announced it had entered into a Scheme Implementation Agreement with PacMag Metals Limited (“PacMag”) to implement Australian Schemes of Arrangement to acquire all of the issued shares and options of PacMag (see news release dated November 29, 2009).  PacMag holds the rights to a sizeable tract of land that is contiguous with the Blackjack and Roulette properties (under option from HoneyBadger and Bronco Creek respectively) and hosts the Ann Mason copper-molybdenum deposit.  PacMag has acquired a portfolio of several other copper, gold, and uranium projects in the U.S. and Australia.  The Schemes of Arrangement must be approved by PacMag shareholders and optionholders. The Company is currently assisting PacMag in preparing the materials required to call the meetings of PacMag shareholders and optionholders at which approval of the Schemes of Arrangement will be sought.

CORPORATE INFORMATION

Our corporate headquarters are located in Vancouver, British Columbia, but we conduct all of our operations in Mongolia through our wholly-owned subsidiaries, Entrée LLC and Entrée Resources LLC.  We maintain an office for this purpose in Ulaanbaatar, the capital of Mongolia.  Operations in the U.S. are conducted through field offices set-up for specific projects.  Entrée leases an office in Beijing for the purposes of managing operations in China.  Support for the recently optioned property in British Columbia is coordinated through the office in Vancouver.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009
(In United States dollars unless stated otherwise)

Entrée is in sound financial condition and well positioned to build upon the value of the Company, both in terms of the joint venture with Ivanhoe Mines and promising prospects elsewhere. As part of the Company’s ongoing strategy, management is also actively seeking quality acquisitions to complement the Company’s existing portfolio.  The Company’s most recent efforts have resulted in agreements with HoneyBadger, Bronco Creek and Taiga Consultants on projects in Nevada and British Columbia, as well as the Scheme Implementation Agreement with PacMag.

LISTING OF COMMON STOCK ON OTHER STOCK EXCHANGES

Trading of our shares of common stock commenced on the NYSE Amex effective July 18, 2005, under the trading symbol “EGI’. On April 24, 2006, Entrée began trading on the Toronto Stock Exchange and discontinued trading on the TSX Venture Exchange.  The trading symbol remained “ETG”. The Company is also traded on the Frankfurt Stock Exchange, under the trading symbol “EKA”, and “WKN 121411”.

3.	REVIEW OF OPERATIONS

Results of operations are summarized as follows:

	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007

Depreciation	$156,144	$146,703	$212,819
General and administrative	3,032,286	3,113,663	2,896,364
Interest income	(397,741)	(1,981,316)	(1,090,718)
Stockholder communications and investor relations	634,271	691,926	739,964
Mineral property interests	9,324,109	9,386,189	6,343,777
Fair value adjustment to asset backed commercial paper	-	1,334,160	998,371
Loss from equity investee	169,508	366,595	-
Stock-based compensation	4,183,677	3,672,358	1,732,839
Net loss	$17,102,254	$16,730,278	$11,833,416

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009
(In United States dollars unless stated otherwise)

Mineral properties expenditures are summarized as follows:

	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007

Lookout Hill	$5,735,612	$6,547,495	$4,222,145
Manlai	19,505	40,766	829,215
Empirical	418,454	1,358,966	103,961
Bisbee	143,988	193,875	-
Lordsburg	1,597,973	1,167,998	-
HBE - Blackjack	475,417	-	-
BCE - Roulette	52,361	-	-
Huaixi	1,156,223	626,325	-
Other	386,430	305,345	1,364,134
Total costs	9,985,963	10,240,770	6,519,455
Less stock-based compensation	(661,854)	(854,581)	(175,678)
Total expenditures, cash	$9,324,109	$9,386,189	$6,343,777

A)	EXPLORATION

Cautionary Note to U.S. Investors concerning estimates of Inferred and Indicated Resources.

This section uses the term “Inferred and Indicated Mineral Resources.” We advise U.S investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred and Indicated Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the Inferred and Indicated Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred and Indicated Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an Inferred and Indicated Mineral Resource exists, or is economically or legally mineable.

Entrée Gold - Ivanhoe Mines Joint Venture

Ivanhoe Mines commenced an aggressive exploration program on the Project Property in 2004 under the terms of the Earn-In Agreement.  This program was designed to determine if the Oyu Tolgoi mineralized system continued onto Entrée’s Lookout Hill ground, within the Entrée-Ivanhoe Project Property area.  Ivanhoe Mines spent $35 million to earn an 80% interest in a joint venture with Entrée and since June 2008 the Entrée-Ivanhoe Joint Venture has spent a further $2.5 million on the Entrée Ivanhoe Joint Venture Property up to December 31, 2009. To date, Ivanhoe Mines has outlined two copper-gold deposits on the Entrée-Ivanhoe Joint Venture Property: the Hugo North Extension, which contains indicated and inferred resource estimates and the Heruga Deposit, which contains an inferred resource estimate.

The discovery of high grade mineralization on joint venture ground to the north (Hugo North Extension) announced in May 2005 attracted the attention of Rio Tinto, which subsequently took part in a private placement in the Company and became the largest shareholder.  Rio Tinto is also a large shareholder in Ivanhoe Mines.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009
(In United States dollars unless stated otherwise)

The Investment Agreement took full effect on March 31, 2010 after the conditions precedent were satisfied.  It is now expected that  Ivanhoe Mines will  issue an updated mine plan which will expand upon the original plan issued in 2005 and further clarify the next phases of development and eventual mining that is anticipated to begin in 2013.  Current reserves and resources associated with the Oyu Tolgoi deposits may support open-pit and underground mining for approximately 60 years and potential exists to expand the available resources, particularly on Lookout Hill which includes the Joint Venture Property.

Hugo North Extension

In February 2006, Entrée announced that an initial mineral resource estimate prepared by Ivanhoe Mines under the supervision of AMEC Americas Limited (“AMEC”) had delineated an initial Inferred Resource for the Hugo North Extension on the Copper Flats area of the Entrée-Ivanhoe Project Property. The resource estimate was the result of a work program that defined a 625-metre extension to the Hugo North Deposit onto Entrée’s property and outlined some extremely rich copper-gold mineralization.

This initial Hugo North Extension Inferred Resource, at a 0.6% copper equivalent cut-off, was estimated to be 190 million tonnes at an average grade of 1.57% copper and 0.53 g/t gold for a copper equivalent grade of 1.91%, at a 0.6% copper equivalent cut-off. The Inferred Resource was estimated to contain 6.6 billion pounds of copper and 3.2 million ounces of gold.

In March 2007, the Company announced that an updated mineral resource estimate had been calculated, based on in-fill drilling conducted by Ivanhoe Mines up to November 1, 2006.  The updated mineral resource estimate was prepared by AMEC and the corresponding technical report was filed on SEDAR (www.sedar.com).  At a 0.6% copper equivalent cut-off, the Hugo North Extension is now estimated to contain an Indicated Resource of 117 million tonnes grading 1.80% copper and 0.61 g/t gold (a copper equivalent grade of 2.19%).  This Indicated Resource is estimated to contain 4.6 billion pounds of copper and 2.3 million ounces of gold (Table 1).  In addition the Hugo North Extension is estimated to contain an Inferred Resource of 95.5 million tonnes grading 1.15% copper and 0.31 g/t gold (a copper equivalent grade of 1.35%).  The contained metal estimated within the Inferred Resource portion of the Hugo North Extension is 2.4 billion pounds of copper and 950,000 ounces of gold. See Table 1 below for details.  For further information, see the Company’s news release dated March 29, 2007 available on SEDAR.

Table 1:	Hugo North Extension Indicated and Inferred Mineral Resource on the Entrée/Ivanhoe Shivee Tolgoi Joint Venture Property as of February 20, 2007 at various Copper-Equivalent (CuEq) cut-off grades

Class	CuEq Cut-off	Tonnage (tonnes)	Copper (%)	Gold (g/t)	CuEq* (%)	Contained Metal
						Cu (‘000 lb)	Au (oz)	CuEq('000 lb)
Indicated	1.0	84,800,000	2.22	0.80	2.73	4,150,000	2,180,000	5,104,000
	0.6	117,000,000	1.80	0.61	2.19	4,643,000	2,290,000	5,649,000

Inferred	1.0	62,200,000	1.39	0.39	1.64	1,906,000	780,000	2,249,000
	0.6	95,500,000	1.15	0.31	1.35	2,421,000	950,000	2,842,000
*Copper equivalent (CuEq) grades have been calculated using assumed metal prices (US$1.35/lb. for copper and US$650/oz. for gold); %CuEq = %Cu + [Au(g/t)x(18.98/29.76)]. The equivalence formula was calculated assuming that gold recovery was 91% of copper recovery. The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper  The 0.6% CuEq cut-off is highlighted as the base case resource for underground bulk mining.

In 2006, Ivanhoe Mines completed a program of condemnation drilling on the Entrée-Ivanhoe Joint Venture Property in preparation for infrastructure construction associated with the development of Oyu Tolgoi.  On October 25, 2006, the Company announced that a body of low-grade shallow copper and gold mineralization (“Ulaan Khud”) was intersected approximately 7 kilometres north of the Hugo North Extension.  The area between Ulaan Khud and the Hugo North Extension has received only limited drill testing and remains a high priority exploration target.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009
(In United States dollars unless stated otherwise)

Heruga Deposit

The southward extension to the Oyu Tolgoi copper-gold mineralized system onto the Joint Venture Property has now been documented through drill testing by Ivanhoe Mines (see Entrée news releases of October 3 and 9, 2007 and January 16 and February 26, 2008 and the subsequent Inferred Resource estimate on March 12, 2008). The discovery of the Heruga Deposit marks a new style of molybdenum-rich mineralization not previously encountered on the Oyu Tolgoi trend.

Results from drilling at Heruga have identified significant molybdenum-rich copper-gold mineralization.  These results demonstrate that the Heruga discovery extends for a strike length of at least 2,200 metres, and remains open to the north, south and east. The Heruga Deposit was discovered by drill-testing an induced polarization (“IP”) geophysical anomaly that defined a 3-kilometre long, north-south zone of high chargeability with a width up to 1,000 metres. The anomaly trends north-northeast towards the Southwest Oyu Deposit on Oyu Tolgoi.

On March 12, 2008, Entrée announced an initial mineral resource estimate prepared for the Heruga copper, gold, and molybdenum deposit.  Heruga was estimated to contain an Inferred Resource of 760 million tonnes grading 0.48% copper, 0.55 g/t gold and 142 ppm molybdenum for a copper equivalent grade of 0.91%, using a 0.60% copper equivalent cut-off grade.  Based on these figures, the Heruga deposit is estimated to contain at least 8 billion pounds of copper and 13.4 million ounces of gold.  The drilling was conducted by partner and project operator, Ivanhoe Mines.

Nine additional holes have been drilled on the joint venture property since the resource estimate was prepared.  These holes have confirmed the extension of Heruga mineralization northwards and across the Entrée-Ivanhoe Mines property boundary and to the south. Heruga is now estimated to contain an Inferred Resource of 910 million tonnes grading 0.48% copper, 0.49 g/t gold and 141 ppm molybdenum for a copper equivalent grade of 0.87%, using a 0.60% copper equivalent cut-off grade, see Table 2 below.  Baed on these figures, Heruga is estimated to contain 9.6 billion pounds of copper and 14 million ounces of gold.

Over 58,000 metres have been drilled to date on Heruga, outlining a coherent block of copper-gold-molybdenum mineralization extending for a strike length of over 2.2 kilometres north-south with the vertical extent varying between 400 to 800 metres and a width of 200 to 300 metres. The southern-most shallowest portion of this mineralized system starts at a vertical depth of approximately 500 metres below surface.  Results from these additional holes have been incorporated into an updated resource calculation, as per Table 2 below:

Table 2:                 Heruga Inferred Mineral Resource on the Joint Venture Property

Cut-off	Tonnage	Cu	Au	Mo	Cu Eq*	Contained Metal
CuEq %	1000's (t)%		g/t	ppm	%	Cu ('000 lb)	Au ('000 oz.)	CuEq ('000 lb)
>1.00	190 000	0.57	0.96	155	1.26	2 370 000	6 000	5 260 000
>0.60	910 000	0.48	0.49	141	0.87	9 570 000	14 000	17 390 000
*Copper Equivalent (CuEq) estimated using $1.35/pound (“lb”) copper (“Cu”), $650/ounce (“oz”) gold (“Au”) and $10/lb molybdenum (“Mo”). The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and 72% of copper recovery respectively. CuEq was calculated using the formula CuEq = %Cu + ((g/t Au*18.98) + (Mo*0.01586))/29.76.  The contained gold, copper and molybdenum in the tables have not been adjusted for recovery.  The 0.6% CuEq cut-off is highlighted as the base case resource for underground bulk mining.

Identified deposits now occur over 20 kilometres along the structural trend hosting the Oyu Tolgoi, Hugo North Extension and Heruga deposits. Entrée management’s long held belief that significant mineralization could extend onto Entrée’s ground beyond the borders of Oyu Tolgoi has now been confirmed both to the north and south.

Ivanhoe Mines has recently re-surveyed portions of the Hugo North Extension and Heruga deposits, using proprietary, very deep penetrating Zeus induced polarization technology.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009
(In United States dollars unless stated otherwise)

i.	Lookout Hill (100% Entrée)

Since 2008, three coal targets have been discovered on Entrée’s 100% owned Togoot Licence: Nomkhon Bohr, Coking Flats and Khar Suul.  These discoveries form part of the rich Permian coal basin of Southern Mongolia which includes Tavaan Tolgoi, located approximately 75 kilometres to the northwest, and reputedly the largest undeveloped high quality coal resource in the world with an estimated 3.5 billion tonnes.

By the end of May 2009, over 15,000 metres of drilling had been completed on Entrée’s coal targets.   Nomkhon Bohr lies adjacent to the northern boundary of the licence.  Coal seams have been traced over a strike length of approximately 1,200 metres by trenching and drilling. The Coking Flats and Khar Suul targets to the southwest and west-southwest respectively of Nomkhon Bohr are at an earlier stage of exploration.

Nomkhon Bohr coal is mostly medium volatile bituminous, high in ash with variable sulphur.  Coal-bearing horizons in drill holes can be up to 57 metres in apparent thickness; within these, multiple coal seams are usually present, with drill intercepts from 0.2 metre to 4.5 metres.  The coal seams dip moderately to the north. Due to the recessive nature of the coal seams, they often come to surface in shallow valleys where they are concealed by a thin veneer of desert sands.  The regional geology has similarities to the large Tavaan Tolgoi coal deposits to the northwest.

The Nomkhon Bohr area has been divided into east and west zones. Up to four near-continuous seams were intersected in the west.  These continue to the east where they become thicker.  The seams are predictable from hole to hole and section to section with some fault offset of the seams.  Coal in the eastern half generally has lower ash content.

The Coking Flats and Khar Suul discoveries are associated with magnetic lows up to 10 kilometres in length.  Unlike Nomkhon Bohr, these targets are covered by variable thicknesses of younger rocks.  The geometry and potential economic significance are not well understood at this early stage of exploration.

The spring 2009 program focused primarily on infill drilling at Nomkhon Bohr.  These results are being used by a Mongolian consulting group to prepare a resource calculation to be registered, in support of an application for conversion of all or part of the exploration licence to a mining licence.  The mining licence application has been made and is awaiting registration of the resource to be approved by the Minerals Council.

The western portion of the Shivee Tolgoi licence is 100% owned by Entrée and has been converted to a mining licence.  This area remains prospective for copper, gold and molybdenum.  Entree has budgeted approximately $4.0 million for first phase 2010 exploration on Shivee West. The program includes detailed geophysics and approximately 5,000 metres of drilling to test deep geophysical targets and copper, molybdenum, gold soil geochemical targets within a belt of prospective Devonian rocks identified in earlier programs.

For the year ended December 31, 2009, Lookout Hill expenses were $5,735,612 compared to $6,547,495 during the year ended December 31, 2008 as set out above. The higher expenses in 2008 resulted from a broader drill program compared to 2009.

ii.	Manlai

Limited work was completed on the Manlai project in 2009.  The Company has returned the licence to the Mongolian government.

iii.	Empirical Discovery Agreement 2007

In July 2007, the Company entered into an agreement with Empirical Discovery LLC to explore for and develop porphyry copper targets in southeastern Arizona and adjoining southwestern New Mexico.  Under the terms of the agreement, Entrée has the option to acquire an 80% interest in any of the properties by incurring exploration expenditures totaling a minimum of $1.9 million and issuing 300,000 shares within 5 years of the anniversary of Toronto Stock Exchange (“TSX”) acceptance of the agreement (August 9, 2007).  If Entrée exercises its option, Empirical may elect within 90 days to retain a 20% participating interest or convert to a 2% Net Smelter Returns (“NSR”) royalty, half of which may be purchased for $2 million.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009
(In United States dollars unless stated otherwise)

Entrée has exploration rights to approximately 24,600 acres (9,995 ha) southeast of Safford, Arizona and extending into southwest New Mexico. Geophysical (IP and AMT), geochemical and geological surveys have been completed on the Gold Hill and Duncan porphyry copper targets in Arizona and New Mexico.

Limited drilling of the Duncan geophysical target in May 2009 suggested the anomaly was caused by conductive sediments rather than porphyry-style mineralization, and therefore the project has been terminated.  Two drill holes totaling 1,044 m (3,424 ft) of reverse circulation and diamond drilling were completed in October 2009 on the Gold Hill property.  No porphyry style mineralization or alteration were encountered.  The project is in the process of being terminated.

The 2007 Empirical agreement was amended in August, 2009 to include the 1,435 ha (3,545 acre) Oak Grove property, located approximately 45 km northeast of Lordsburg, New Mexico.  Work on the Oak Grove property is in the preliminary stages with no results currently available for release.

For the year ended December 31, 2009, Empirical expenses were $418,454 compared to $1,358,966 during the year ended December 31, 2008 as set out above.  Little work was completed in the first nine months of 2009 due to permitting and logistical delays.

iv.	Empirical Discovery Agreement 2008 (Bisbee)

In January 2008, the Company entered into a second agreement with Empirical Discovery LLC to explore for and test porphyry copper targets in a specified area north of Bisbee, Arizona.  Bisbee is located within a copper district that produced over 8 billion pounds of copper and 3 million ounces of gold in the last century.  The Company intends to use the proprietary geophysical interpretation techniques developed by the principals of Empirical to locate possible buried porphyry copper targets.  The recently-acquired property covers over 10,800 acres (4,370 ha). Under the terms of the agreement, Entrée has the option to acquire an 80% interest in any of the properties by incurring exploration expenditures totaling a minimum of $1.9 million and issuing 150,000 shares within 5 years of the anniversary of TSX acceptance of the agreement (February 13, 2008).  If Entrée exercises its option, Empirical may elect within 90 days to retain a 20% participating interest or convert to a 2% NSR royalty, half of which may be purchased for $2 million.

Land acquisition and reconnaissance exploration were conducted during the first half of 2008. In February 2009, an approximately 9 line-km test AMT survey budgeted at $43,000 was completed over the target areas.  The survey resulted in better definition of the target areas.  Approximately $0.61 million has been approved for detailed geophysics and drill testing of buried porphyry copper targets.

For the year ended December 31, 2009, Bisbee expenses were $143,988 compared to $193,875 during the year ended December 31, 2008 as set out above. The higher expenses in 2008 resulted from acquisition costs and reconnaissance exploration.

v.	Lordsburg

The Lordsburg claims cover 2,013 ha (4,793 acres) adjacent to the historic Lordsburg copper-gold-silver district, New Mexico, USA.  The claims were originally acquired under the 2007 Empirical Discovery agreement.

Copper-gold mineralization at Lordsburg is associated with potassic alteration and sulphide-quartz veining in feldspar porphyry intrusives cutting andesitic volcanic rocks. Mineralization appears best developed in the contact zone between the porphyry and volcanics, where it is hosted in part by an intrusive breccia.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009
(In United States dollars unless stated otherwise)

Entrée completed geophysical (IP and AMT), geological and geochemical surveys over the Lordsburg target in the first half of 2008 to test for buried porphyry-style mineralisation. Based on results from these surveys, four widely spaced diamond drill holes totalling 2,563 metres (8,405 feet) were completed to test the principal targets. Hole EGL-08-002 intersected 310 metres of 0.14% copper and 0.08 g/t gold with intervals of higher grade mineralisation up to 0.33% copper and 0.26 g/t gold. Complete results for EG-L-08-002 are listed in a news release dated 15 January 2009. No significant assays were returned for holes EG-L-001, EG-L-003 and EG-L-004.

Six additional drill holes were completed in 2009 and continued to successfully expand the mineralised zone. Significant copper and gold intervals were intersected in four of the six drill holes. One hole in particular, EG-L-09-012, returned potentially economic grades of 0.25% copper and 0.15 g/t gold (0.35% copper equivalent) over 94 metres. Furthermore, this same interval hosts a higher grade zone of 60 metres averaging 0.31% copper and 0.21 g/t gold (0.44% copper equivalent).

The Lordsburg project lies in an area of known copper porphyry deposits, several of which are past or current producers. Freeport-MacMoRan’s Safford, Tyrone and Morenci open-pit copper deposits are producing through SX/EW extraction methods from ore averaging 0.35%, 0.29% and 0.28% copper respectively.

Entrée is currently applying for additional drill permits for the 2010 field season. Any additional drilling will be directed towards expanding the existing drill defined copper and gold zone.

For the year ended December 31, 2009, Lordsburg expenses were $1,597,973 compared to $1,167,998 during the year ended December 31, 2008 as set out above. The Company began exploration of this location in late 2008; therefore there were limited costs in the first three quarters of 2008.

vi.	Yerington Properties (Blackjack and Roulette)

Work on the Yerington Properties, Blackjack and Roulette, is still in preliminary stages.  An extensive soil geochemical and geological program has recently been completed over much of the Blackjack copper-molybdenum property, which was recently optioned from HoneyBadger.  A $1.1 million geophysics (Induced Polarization - “IP”) and drilling program has been approved for the Blackjack property.  On the Roulette property, a $0.61 million budget has been approved for drill testing of geological, soil geochemical and geophysical (magnetic) anomalies.  Up to four drill holes totalling approximately 2,700 m are proposed.

For the year ended December 31, 2009, Blackjack expenses were $475,417 compared to Nil during the year ended December 31, 2008 as set out above.

Limited work has been completed to date on the Roulette property. For the year ended December 31, 2009, Roulette expenses were $52,361 compared to Nil during the year ended December 31, 2008 as set out above.

vii.	Crystal Property

A short prospecting and sampling program was completed in October 2009 however, work was restricted due to very limited outcrop.

viii.	Huaixi

In November, 2007, Entrée entered into an agreement with the Zhejiang No. 11 Geological Brigade to explore for copper within three contiguous exploration licences, totaling approximately 61 square kilometres in Pingyang County, Zhejiang Province, People’s Republic of China.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009
(In United States dollars unless stated otherwise)

Entrée has agreed to spend $3 million to fund exploration activities on the licences (collectively known as “Huaixi” - see maps at www.entreegold.com) over a four year period.  After Entrée has expended $3 million, the Company will hold a 78% interest and Zhejiang No. 11 Geological Brigade will hold a 22% interest in the project. The first year commitment under the agreement has been completed.

The licences cover a large area of advanced argillic alteration with peripheral, small scale, past-producing copper and pyrite mines. As the area has not been extensively drill-tested to depth or explored using deep-penetrating geophysical techniques, it is believed to offer excellent potential for the occurrence of buried copper-gold deposits. The geology of the Huaixi area is similar to that of high-level alteration systems associated with a number of porphyry copper deposits elsewhere in the world.

Entrée’s exploration to date has been successful in outlining a 7-kilometre long northwest-trending structural corridor with a strong, multi-element porphyry signature.  This was done primarily through soil and stream sediment sampling in 2008.  This trend was tested with magnetic (95 line-km) and IP (32 line-km) geophysical surveys during May and June 2009.  A drilling program commenced in late October 2009, to test targets outlined by the above surveys, and was still in progress on December 31, 2009.  Results received by year end for the first three drill holes included 3,190 ppm Cu over 1.0 metre and 4,020 ppm Cu over 1.0 metre.

For year ended December 31, 2009, Huaixi expenses were $1,156,223 compared to $626,325 during the year ended December 31, 2008 as set out above.

B)	GENERAL AND ADMINISTRATIVE

For the year ended December 31, 2009, general and administrative expense before stock-based compensation was $3,032,286 compared to $3,113,663 during the year ended December 31, 2008 as set out above.  The decrease in 2009 was due to reduced audit fees compared to 2008.

C)	STOCK-BASED COMPENSATION

For the year ended December 31, 2009, stock-based compensation expense was $4,183,677 compared to $3,672,358 during the year ended December 31, 2008 as set out above. During the year ended December 31, 2009, 3,622,500 options were granted with a fair value of $4,109,921 compared to 2,957,000 options that were granted with a fair value of $3,536,355 during the year ended December 31, 2008.

D)	STOCKHOLDER COMMUNICATIONS AND INVESTOR RELATIONS

For the year ended December 31, 2009, stockholder communications and investor relations expense before stock-based compensation was $634,271 compared to $691,926 during the year ended December 31, 2008 as set out above. This decrease was due to a reduction in advertising and conference expenses.

E)	INTEREST INCOME

For the year ended December 31, 2009, interest income was $397,741 compared to $1,981,316 during the year ended December 31, 2008 as set out above.  The Company earns income on its cash and cash equivalents.  The decreases were due to lesser principal amounts invested due to cash expenditures throughout the year and lower interest rates due to market conditions.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009
(In United States dollars unless stated otherwise)

F)	VALUATION OF INVESTMENT

Asset Backed Commercial Paper

The Company owns Asset Backed Notes (‘AB Notes’) with a face value of C$4,013,365.  These Notes were issued in replacement of Third Party Asset Backed Commercial Paper (‘ABCP’) formerly held by the Company.  When this ABCP matured but was not redeemed in 2007, it became the subject of a restructuring process overseen by the Pan Canadian Investor Committee.  The restructuring was concluded on January 21, 2009 when the ABCP was replaced with long term asset backed securities - the AB Notes. The Company has designated the AB Notes as “available for sale” and the notes are recorded at fair value.

Using publicly available information received from the Pan Canadian Investor Committee as well as Ernst & Young, the court appointed monitor of the restructuring, and Blackrock, the asset administrator, the Company has been able to determine the key characteristics of each class of AB Notes it received: par value; credit rating; interest rate and projected interest payments; and maturity date.  It then engaged an ABCP expert to help it estimate the return that a prospective investor would require for each class of AB Notes (Required Yield).  Lastly, it calculated the net present value of the cash flows for each class of AB Notes using the Required Yield as the discount factor.

There has been a continued improvement in general corporate credit market conditions over this time period. This decrease in credit risk impacts the intrinsic value of the AB Notes due to a general lowering of default risk – albeit a decline from historically high levels – and a decrease in the likelihood that credit risk limits built into the AB Notes will be exceeded (specifically, the spread-based margin triggers). Accordingly, the required yield on the AB Notes has been reduced to reflect easing in the credit markets.

It is anticipated that the MAV2 Pooled Notes – and specifically Classes A-1 and A-2 – will continue to miss interest payments as long as the prevailing interest rates remain at the currently very low levels.  Given statements of the Bank of Canada and given that there was sufficient cash inflows to the MAV for the payment period ending October 7 to enable full payment of amounts accrued and owing, the Company projects that both the A-1 and A-2 Notes will miss payments for the next 3 quarters.  Previously, it was anticipated that these Notes would miss more payments; this change in assumption causes an increase in the valuation of the A-1 and A-2 Notes.

Another factor is the simple passage of time.  As with all debt instruments, the value of these AB Notes will approach par as the date of maturity approaches and assuming that they do not default.  The reduction in the time-to-maturity is a factor that increases the fair market value of the AB Notes over time.

There were offsetting negative factors that influenced the valuation of the AB Notes for the year ended December 31, 2009. On August 11, 2009, Dominion Bond Rating Service (‘DBRS’) downgraded the MAV2 A-2 Pooled Notes to BBB (low) with a negative outlook. In order to take this new downgrade into account, the required yield for the MAV2 A-2, B, and C Notes was increased in determining the fair market valuation of the Notes held by the Company for the period end September 30th, 2009. During the fourth quarter, a factor was the increased risk of default of the MAV2 Class C Notes due to idiosyncratic defaults among the assets within the MAV2 Pool.  While the improvement in credit market conditions has generally strengthened the risk profile of the Pooled assets, a small number of those assets weakened during Q4 due to concentrated risk exposure to underperforming sectors of the US economy.  If these assets default, it is likely that losses within the Pool will exceed the value of the C Notes rendering them valueless and somewhat impair the redemption value of the B Notes.  The subordination ‘cushion’ against losses for the more-senior Notes would also be reduced.  Thus, the Company has increased the discount rate for the MAV2 C, B and A-2 Notes, which reduced prices of these Notes from levels they otherwise would have been

The net impact of these positive and negative factors was an increase in fair market value in the period.  As a result of this analysis, the Company has estimated the fair market value of its AB Notes investment to be C$2,267,560 as at December 31, 2009.  Accordingly, the Company has recorded an unrealized gain of $563,481 in other comprehensive income. For fiscal 2008, the Company recorded a fair value impairment charge of $1,334,160.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009
(In United States dollars unless stated otherwise)

The table below summarizes the Company’s valuation.

Restructuring categories	C$ thousands
MAV 2 Notes	Face value	C$ Fair value estimate*	Expected maturity date
A1 (rated A)	1,966,529	1,388,866	12/31/2016
A2 (rated BBB)	1,630,461	826,653	12/31/2016
B	295,974	50,836	12/31/2016
C	120,401	1,205	12/31/2016
Total original investment	4,013,365	2,267,560

* - the range of fair values estimated by the Company varied between C$2.0 million and C$2.5 million
 - the total United States dollars fair value of the investment at December 31, 2009 is $2,166,597

While we believe that we have utilized an appropriate methodology to estimate fair value, given the current state and ongoing volatility of global credit markets there can be no assurance that management’s estimate of potential recovery as at December 31, 2009 is accurate.  Subsequent adjustments, either materially higher or lower, may be required in future reporting periods.  Management will continue to seek all avenues to recover the maximum value from the original investments and interest due.

The secondary market for the AB Notes is developing.  However, it is not yet an ‘active market’ given the limited number of bidders, the small number of disclosed transactions, and the persistence of prices well below the intrinsic value of the AB Notes.  It is uncertain if or when a fully-liquid secondary market for the AB Notes will develop.

Equity Method Investment

The Company has a 20% equity investment in a joint venture with Ivanhoe Mines. At December 31, 2009, the Company’s investment in the joint venture is $94,154. The Company’s share of the loss of the joint venture is $169,508 for the year ended December 31, 2009 (December 31, 2008, $366,595).

G)	OUTLOOK

In Mongolia, the 2009 program has focused primarily on infill drilling at Nomkhon Bohr and was budgeted for just over $3 million.  A resource calculation by a Mongolian consulting group has been submitted for registration with the Minerals Council (which reports to MRAM) in support of an application for conversion of all or part of the Togoot exploration licence to a mining licence.  Entrée submitted the mining licence application to MRAM prior to the licence expiry date, as required by law.  The Minerals Resource Council has yet to set a meeting date to review and approve the resource estimate.  This meeting must occur before the mining licence application process can be completed and a mining licence can be granted.

Shivee Tolgoi and Javhlant exploration licences were converted to mining licences in October, 2009, triggering an immediate licence fee payment of $1.1 million, part of which will be recovered from the joint venture with Ivanhoe Mines.  Additional exploration on the western portion of Shivee Tolgoi is contemplated, with a budget of $4 million planned for the 2010 field program.

Successful negotiation of the Investment Agreement has brought stability to the Oyu Tolgoi project.  Once an updated mine plan has been released by Ivanhoe Mines and its strategic partner, Rio Tinto, the Company will have a clearer image of the future exploration, development and production possibilities for the Hugo North Extension and Heruga deposits.  Until this information is made public, however, the Company is limited in its ability to determine the future direction of the joint venture.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009
(In United States dollars unless stated otherwise)

In July and August 2009, the Company completed six additional drill holes totaling 2,316 metres (7,598 ft) on the Lordsburg copper-gold porphyry project in New Mexico.  Significant copper and gold results were intersected in four of the six holes. Of particular note, a near surface intersection in hole EG-L-09-012 returned potentially economic grades of 0.25% copper and 0.15 g/t gold over 94 metres, including 60 metres averaging 0.31% Cu and 0.21 g/t Au.  Additional surface sampling, completed in August 2009, delineated areas of stronger copper mineralization that have not yet been tested for drilling.  No work is currently planned at Lordsburg or at Oak Grove for the first half of 2010.  Entrée has applied for additional drill permits at Lordsburg which could allow for a drill program later in 2010.

Drill testing of various targets on the Huaixi project commenced in late October 2009 and remained in progress on December 31, 2009.  Exploration to date has been successful in outlining a 7-kilometre long northwest-trending structural corridor with a strong, multi-element porphyry signature.  The trend was further defined with magnetic (95 line-kilometres) and IP (32 line-kilometres) geophysical surveys in spring 2009.  A decision on further exploration is pending, subject to data valuation and compilation.

The Blackjack and Roulette projects in Nevada are both early stage exploration prospects.  A $1.1 million geophysics (Induced Polarization - “IP”) and drilling program has been approved for the Blackjack property.  The planned drilling consists of 7 holes totalling approximately 2,800 m that will mainly test soil geochemical and IP targets extending west from PacMag’s Blue Hills target area onto the Blackjack property.  The Blue Hills copper oxide prospect straddles the PacMag and HoneyBadger property boundary immediately to the northwest of Ann Mason. Exploration is expected to commence in the second quarter 2010.  On the Roulette property, a $0.61 million budget has been approved for drill testing of geological, soil geochemical and geophysical (magnetic) anomalies.  Up to four drill holes totalling approximately 2,700 m are proposed.

For the Crystal project in British Columbia, field crews have completed a preliminary prospecting and geochemical program.  A $0.39 million geophysical, geochemical and drilling program has been approved for the Crystal copper-molybdenum project in central British Columbia.

The Company is actively engaged in looking for properties to acquire and manage, which are complementary to its existing projects, particularly large tonnage base and precious metal targets in eastern Asia and the Americas.  Recent efforts have resulted in agreements with HoneyBadger, Bronco Creek and Taiga Consultants on projects in Nevada and British Columbia.

The commodities the Company is most likely to pursue include copper, gold and molybdenum, which are often associated with large tonnage, porphyry related environments.  The Company has entered into agreements to acquire these types of targets over the past several months in the southwestern U.S, China and more recently in Canada.  Other jurisdictions may be considered, depending on the merits of the potential asset.  Smaller, higher grade systems will be considered by the Company if they demonstrate potential for near-term production and cash-flow.  If the Company is able to identify smaller, higher grade bodies that may be indicative of concealed larger tonnage mineralized systems, it may negotiate and enter into agreements to acquire them.

The Company feels confident that it has sufficient funds available for ongoing operations and possible future acquisitions.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009
(In United States dollars unless stated otherwise)

4.    SELECTED QUARTERLY DATA

	Three Months	Three Months	Three Months	Three Months
	Ended	Ended	Ended	Ended
	December 31,	September 30,	June 30,	March 31,
	2009	2009	2009	2009

Exploration	$2,406,856	$2,722,656	$2,840,854	$2,015,597
General and administrative	3,591,718	888,319	942,685	1,921,802
Loss from operations	(5,998,574)	(3,610,975)	(3,783,539)	(3,937,399)
Interest income	62,758	33,142	80,161	221,680
Loss from equity investee	(103,960)	(43,094)	(22,454)	-
Fair value adjustment to asset backed commercial paper	-	-	-	-
Net loss	$(6,039,776)	$(3,620,927)	$(3,725,832)	$(3,715,719)

Loss per share, basic and diluted	$(0.06)	$(0.04)	$(0.04)	$(0.04)

	Three Months	Three Months	Three Months	Three Months
	Ended	Ended	Ended	Ended
	December 31,	September 30,	June 30,	March 31,
	2008	2008	2008	2008

Exploration	$4,236,000	$2,889,592	$2,112,848	$1,002,330
General and administrative	742,828	2,350,113	2,514,253	1,162,875
Loss from operations	(4,978,828)	(5,239,705)	(4,627,101)	(2,165,205)
Interest income	324,686	443,438	537,010	676,182
Loss from equity investee	(40,606)	(325,989)	-	-
Fair value adjustment to asset backed commercial paper	-	(844,537)	-	(489,623)
Net loss	$(4,694,748)	$(5,966,793)	$(4,090,091)	$(1,978,646)

Loss per share, basic and diluted	$(0.05)	$(0.06)	$(0.04)	$(0.03)

The 2009 field exploration season commenced in March resulting in higher exploration costs in the first quarter of 2009 compared to the same period of 2008. Exploration costs in the second quarter of 2009 were higher than 2008 due to the increased activity in the USA and China.  Exploration costs in the fourth quarter of 2009 decreased compared to the same quarter in 2008 due to a reduced drill program at Lookout Hill. Interest income in 2009 and has decreased compared to 2008 due to a decrease in interest rates and a reduction in capital invested. General and administrative costs fluctuate throughout the year, primarily due to stock-based compensation expenses.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009
(In United States dollars unless stated otherwise)

5.      LIQUIDITY

To date the Company has not generated significant revenues from its operations and is considered to be in the exploration stage.  Working capital on hand at December 31, 2009 was $40,874,503 and is more than sufficient to finance budgeted exploration, general and administrative expense and investor relations for the next twelve months. Cash and cash equivalents were $40,360,436 at December 31, 2009. Working capital on hand is expected to exceed cash requirements for the ensuing year by approximately $28 million.  At present, the Company is dependent on equity financing for additional funding if required.  Should one of the Company’s projects proceed to the mine development stage, it is expected that a combination of debt and equity financing would be available.

Under the terms of the joint venture, Entrée may be carried through to production, at its election, by debt financing from Ivanhoe Mines with interest accruing at Ivanhoe Mines’ actual cost of capital or prime +2%, whichever is less, at the date of the advance.

Operating activities

Cash used in operations was $13,338,900 for the year ended December 31, 2009 (December 31, 2008 - $10,513,065) and represents expenditures on mineral property exploration and general and administrative expense as described above for both periods.

Financing activities

Cash provided by financing activities during the year ended December 31, 2009 and 2008 and common shares issued as follows:

	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2009	2009	2008	2008
	Shares	Amount	Shares	Amount

Share Issue Costs	-	$-	-	$(7,186)
Exercise of stock options	2,355,948	2,280,050	958,057	856,470
Mineral property interest	142,500	275,122	30,000	60,941
	2,498,448	$2,555,172	988,057	$910,225

Included in accounts payable for the year ended December 31, 2009 is $266,647 (December 31, 2008 – Nil) related to the deferred acquisition costs for the PacMag acquisition.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009
(In United States dollars unless stated otherwise)

Investing activities

During the year ended December 31, 2009, the Company expended $141,307 on equipment, primarily for exploration activities (December 31, 2008 - $255,959).  Other investing activities for the year ended December 31, 2009 consisted of cash payments made to Bronco Creek Exploration totaling $38,219 (December 31, 2008 - Nil) per the terms of our agreement, environmental bond payments of $69,568 for our Lordsburg and Empirical properties (December 31, 2008 - Nil) and deferred costs of $77,098 (December 31, 2008 - Nil) relating to the PacMag transaction.

Table of Contractual Commitments

The following table lists as of December 31, 2009 information with respect to the Company’s known contractual obligations.

	Less than			More than
	1 Year	1-3 Years	3-5 Years	5 Year	Total

Office leases	$133,547	$36,012	$-	$-	$169,559
Total	$133,547	$36,012	$-	$-	$169,559

Outstanding share data

As at December 31, 2009, there were 97,059,346 common shares outstanding.  In addition, there were 10,907,800 stock options outstanding with exercise prices ranging from C$1.19 to C$2.60 per share.  There were no warrants outstanding at December 31, 2009. As at March 31, 2009, there were 97,482,314 common shares outstanding. In addition, there were 10,514,832 stock options outstanding with exercise prices ranging from C$1.32 to C$2.60 per share.

6.        CAPITAL RESOURCES

The Company had no commitments for capital assets at December 31, 2009.

At December 31, 2009, the Company had working capital of $40,874,503 compared to $45,161,538 at December 31, 2008. In addition, the Company had an investment in asset backed commercial paper of $2,166,597 net of all adjustments. Budgeted expenditures for the 12 months ending December 31, 2009 are approximately $8 million for exploration and $5 million for administration and stockholder communications, net of interest and other income. Working capital on hand is expected to exceed cash requirements for the ensuing year by approximately $28 million.

The Company is committed to make lease payments for the rental of office space totaling $169,559 over the remaining three years of its five year office lease in Vancouver, an annual office lease in Beijing and an annual lease for accommodations in Vancouver.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009
(In United States dollars unless stated otherwise)

7.       OFF-BALANCE SHEET TRANSACTIONS

The Company has no off-balance sheet arrangements except for the contractual obligation noted above.

8.         TRANSACTIONS WITH RELATED PARTIES

The Company did not enter into any transactions with related parties during the year ended December 31, 2009 (December 31, 2008 - $33,003).

The 2008 transactions were in the normal course of operations and were measured at the exchange amount which represented the amount of consideration established and agreed to by the related parties.

9.        PROPOSED TRANSACTIONS

On November 29, 2009 the Company announced that it had entered into a Scheme Implementation Agreement with PacMag to implement Australian Schemes of Arrangement to acquire all of the issued shares and options of PacMag.  The aggregate consideration payable by the Company for all of the PacMag shares and options will be approximately 15 million shares and C$6,343,500. Closing of the Schemes of Arrangement are subject to a number of customary conditions, including an independent expert’s report concluding that the Share Scheme is in the best interest of PacMag shareholders and that the Option Scheme is in the best interests of Scheme Optionholders, receipt of required approval from regulators and Australian court approvals, as well as approval by PacMag shareholders of the Share Scheme and Scheme Optionholders of the Option Scheme.   The Scheme Implementation Agreement also contains provision for payment by either party to the other party in certain circumstances of a break fee of C$350,000.  The Scheme Implementation Agreement also provides that the maximum liability of either party to the other party in connection with the Scheme Implementation Agreement is C$350,000.

10.      CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results could differ from these estimates.

The Company follows accounting guidelines in determining the value of stock option compensation, as disclosed in Note 7 to the Financial Statements. Unlike other numbers in the accounts, this is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average future hold period of issued stock options before exercise, expiry or cancellation and (2) future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). Given that there is no market for the options and they are not transferable, the resulting value calculated is not necessarily the value the holder of the option could receive in an arm’s-length transaction.

The Company’s accounting policy is to expense exploration costs on a project by project basis consistent with United States GAAP. The policy is consistent with that of the other exploration companies that have not established mineral reserves. When a mineral reserve has been objectively established further exploration costs would be deferred. Management is of the view that its current policy is appropriate for the Company.

Under generally accepted accounting principles, the events and circumstances affecting ABCP since August 2007 constitute an indication of impairment and it is therefore necessary to carry ABCP at the lower of cost and estimated fair value. Fair value is estimated based on the results of a valuation technique that makes maximum use of inputs observed from markets, and relies as little as possible on inputs generated by the entity.

The Company has estimated the fair value of ABCP at September 30, 2009 using the methodology and assumptions outlined below.  The fair value estimate of the New Notes to be received under the restructuring has been calculated based on information provided by the Pan Canadian Investor Committee as well as Ernst & Young, the Monitor of the restructuring.

The Company has applied its best estimate of prospective buyers’ required yield and calculated the present value of the new notes using required yield as the discount factor. Using a range of potential discount factors allows the Company to estimate a range of recoverable values.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009
(In United States dollars unless stated otherwise)

Restructuring costs are excluded from this valuation as it has been stated that the costs will be deducted from the accrued interest that the Company will receive shortly after the completion of the restructuring.  Based on the fair value estimation, the Company has recorded an unrealized gain of $565,007 (2008 - $Nil) for the year ended December 31, 2009. There can be no assurance that the fair value estimate will be realized or that it will be adequate. Subsequent adjustments, which could be material, may be required in future reporting periods.

11.      CHANGES IN ACCOUNTING POLICIES

During fiscal 2009, the Company adopted the GAAP Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles in accordance with FASB ASC Topic 105, “Generally Accepted Accounting Principles”(the Codification).  The Codification has become the source of authoritative U.S. (GAAP) recognized by the FASB to be applied by nongovernmental entities.  Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants.  Effective with the Company’s adoption on July 1, 2009, the Codification has superseded all prior non-SEC accounting and reporting standards.  All other non-grandfathered non-SEC accounting literature not included in the Codification has become non-authoritative.  As the adoption of the Codification only affected how specific references to GAAP literature have been disclosed in the notes to our consolidated financial statements, it did not result in any impact on the Company’s results of operations, financial condition, or cash flows.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling interest in Consolidated Financial Statement” (“SFAS 160”) (Codified within ASC 810), which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosures, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. The Company adopted the provisions of SFAS 160 on January 1, 2009 and the adoption had no impact on the Company’s financial statements.

In December 2007, the FASB issued SFAS No. 141 “Business Combinations” (“SFAS 141”) (revised 2007) (Codified within ASC 805) to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS 141 establishes principles and requirements for the acquirer to (1) recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest; (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; (3) determines what information to disclose to enable users of financial statements to evaluate the nature and financial effects of the business combination. The Company adopted the provisions of SFAS 141(R) on January 1, 2009 and the adoption had no impact on the Company’s financial statements.

In November 2008, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 08-6 “Equity Method Investment Accounting Considerations” (“EITF 08-6”) (Codified within ASC 323), which clarifies the accounting for certain transactions and guidance on a number of factors, including, determination of the initial carrying value of an equity method investment, performing an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment, accounting for an equity method investee’s issuance of shares and accounting for a change in an investment from the equity method to the cost  method.  EITF 08-6 was effective for the Company’s fiscal year beginning on January 1, 2009 and has been applied prospectively.  The adoption of EITF 08-6 had no impact on the Company’s financial statements.

In April 2009, the FASB issued ASC 820-10-65 formerly FASB Staff Position FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP 157-4”). This provides significant guidance for determining when a market has become inactive as well as guidance for determining whether transactions are not orderly. It also provides guidance on the use of valuation techniques and the use of broker quotes and pricing services. It reiterates that fair value is based on an exit price and also that fair value is market-driven and not entity-specific. The accounting standard of codification applies to all assets and liabilities within the scope of ASC 820 and is effective for all interim and annual periods ending after June 15, 2009. The adoption of ASC 820-10-65 did not have a material effect on the Company’s results of operations, financial position, and cash flows.

In April 2009, the FASB issued ASC 825-10-65, formerly FASB Staff Position FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP 107-1”), which increases the frequency of fair value disclosures to a quarterly basis instead of an annual basis. The guidance relates to fair value disclosures for any financial instruments that are not currently reflected on the balance sheet at fair value. This ASC is effective for interim and annual periods ending after June 15, 2009. The adoption did not have a material effect on the Company’s results of operations, financial position, and cash flows.

ASC 855-10-20, “Subsequent Events” establishes accounting and reporting standards for events that occur after the balance sheet date but before financial statements are issued or are available to be issued and requires the disclosure of the date through which a company has evaluated subsequent events.  This statement is effective for our third quarter ended September 30, 2009 and the adoption did not have an impact on the condensed consolidated financial statements.

A detailed summary of all of the Company’s significant accounting policies and the estimates derived therefrom is included in Note 2 to the annual consolidated financial statements for the year ended December 31, 2009.

12.	FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial assets and liabilities consist of cash and cash equivalents, investments, receivables, accounts payable and accrued liabilities and loan payable some of which are denominated in U.S. dollars, Mongolian Tugriks and Chinese Renminbi. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. The Company minimizes its foreign exchange risk by maintaining low account balances in currencies other than the Canadian dollar. The Company does not currently have major commitments to acquire assets in foreign currencies; but historically it has incurred the majority of its exploration costs in foreign currencies.

13.      OTHER MD&A REQUIREMENTS

Forward-Looking Statements

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2009
(In United States dollars unless stated otherwise)

Risk

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report. For a more extensive discussion of such risks and uncertainties, the reader should also refer to the section titled "Risk Factors" contained in the Company’s Annual Information Form dated March 31, 2010 available on SEDAR at www.sedar.com.

There is no assurance that a commercially viable mineral deposit exists on any of the Companys’s properties, and further exploration is required before the Company can evaluate whether any such deposits exist and, if so, whether it would be economically and legally feasible to develop or exploit those resources.  Even if the Company is successful in identifying a mineral deposit, the Company would be required to spend substantial funds on further drilling and engineering studies before determining whether that mineral deposit will constitute a reserve (a reserve is a commercially viable mineral deposit).

The Company must comply with licence and permitting requirements. The Shivee Tolgoi and Javhlant exploration licences were converted to mining licences on October 27, 2009.  These licences now have a term of 30 years, with two potential extensions possible of 20 years each.  The third Lookout Hill licence, Togoot 3136X, was issued on March 30, 2001, and expired in March 2010.   The technical team has submitted an application to convert a portion or all of this exploration licence to a mining licence and is awaiting approval of the resource registration by the Minerals Council.  There is no guarantee that the application will be accepted and the licence will be converted.  Mongolian exploration licences are maintained in good standing by payment to the Mineral Resources Authority of Mongolia of set annual fees escalating from $0.05 to $1.50 per hectare over the course of the mineral tenure. Once an exploration licence is converted to a mining licence, the fees increase to $15.00 per hectare for base and precious metals and $5.00 per hectare for coal.  The total estimated annual fees in order to maintain the Shivee Tolgoi & Javhlant mining licences in good standing, is approximately $1,100,000.  Approximately $600,000 of this amount would be subject to the joint venture with Ivanhoe Mines.

The Company must comply with environmental regulations that govern air and water quality and land disturbance and provide mine reclamation and closure costs.

The Company’s financial success is subject to, among other things, fluctuations in copper and gold prices which may affect current or future operating results and may affect the economic value of its mineral resources. The Company’s ability to obtain financing to explore for mineral deposits and to complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

The Company has not completed a feasibility study on any of its deposits to determine if its hosts a mineral resource that can be economically developed and profitably mined.

Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2009 based on Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our internal control over financial reporting includes policies and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. Management concluded that, as of December 31, 2009, the Company’s internal control over financial reporting was effective and no material weaknesses in the Company’s internal control over financial reporting were discovered.

Changes in Internal Control over Financial Reporting

Management evaluated whether there was a change in our company’s internal control over financial reporting during the fiscal year ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting. Based on our evaluation, we believe that there was no such change during the fiscal year ended December 31, 2009 except for the implementation of a new accounting system. The new accounting system was implemented to streamline processes around foreign currency translation and inter-company transactions. The implementation of the new system further strengthens the company’s internal controls over financial reporting.

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures, which provide reasonable assurance that material information relating to the Company and its subsidiaries is accumulated and communicated to management to allow timely decisions regarding required disclosure. Management has evaluated the effectiveness of its disclosure and procedures as of December 31, 2009 and believes its disclosure controls and procedures are effective.

It is important to recognize that the Company has limited administrative staffing.  As a result, internal controls and disclosure controls and procedures which rely on segregation of duties in many cases are not appropriate or possible.  The Company relies heavily on senior management review and approval of disclosure documents to ensure that the controls are effective as possible.

Canadian Disclosure Standards in Mineral Resources and Mineral Reserves

The terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission ("SEC") Industry Guide 7. Under SEC Guide 7 standards, a "Final" or "Bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

International Financial Reporting Standards

The Company has been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators both in Canada and the United States with respect to their plans regarding convergence to International Financial Reporting Standards (IFRS). The Company is a ‘domestic’ issuer under Canadian securities law and a ‘foreign private issuer’ under US Securities and Exchange Commission (SEC) regulations. The Company files its financial statements with both Canadian and US securities regulators in accordance with US GAAP, as permitted under current regulations. In 2008, the Accounting Standards Board in Canada and the Canadian Securities Administrators (CSA) confirmed that domestic issuers will be required to transition to IFRS for fiscal years beginning on or after January 1, 2011. The CSA Staff issued Staff Notice 52-321 “Early adoption of International Financial Reporting Standards, Use of US GAAP and References to IFRS-IASB” on June 27, 2008 which confirmed that domestic issuers that are also SEC registrants are able to continue to use US GAAP. Consequently, the Company is not required to convert to IFRS effective January 1, 2011.